UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

HCA Healthcare, Inc.

(as successor to HCA Inc.)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

40412C101

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40412C101

1.	Name of Reporting Person Thomas F. Frist, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 389,855
	6.	Shared Voting Power 68,912,077
	7.	Sole Dispositive Power 389,855
	8.	Shared Dispositive Power 68,912,077
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,301,932*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.4%[x]
12.	Type of Reporting Person (See Instructions) IN

*

Represents the aggregate number of shares of common stock of HCA Healthcare, Inc. held by Hercules Holding II and 389,855 shares of common stock of HCA Healthcare, Inc. held directly by Dr. Frist. See Item 4 of the Statement on Schedule 13G/A.

x

The calculation of the foregoing percentage is based on 339,178,300 shares of voting common stock outstanding as of October 31, 2019 as reported in HCA Healthcare, Inc.’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2019.

CUSIP No. 40412C101

1.	Name of Reporting Person Patricia C. Frist
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 69,301,932
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 69,301,932
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,301,932*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.4%[x]
12.	Type of Reporting Person (See Instructions) IN

*

Represents the aggregate number of shares of common stock of HCA Healthcare, Inc. held by Hercules Holding II and 389,855 shares of common stock of HCA Healthcare, Inc. held by Mrs. Frist’s spouse. See Item 4 of the Statement on Schedule 13G/A.

x

The calculation of the foregoing percentage is based on 339,178,300 shares of voting common stock outstanding as of October 31, 2019 as reported in HCA Healthcare, Inc.’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2019.

CUSIP No. 40412C101

1.	Name of Reporting Person Thomas F. Frist III
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -3,902-
	6.	Shared Voting Power 68,912,077
	7.	Sole Dispositive Power -3,902-
	8.	Shared Dispositive Power 68,912,077
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,915,979*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.3%[x]
12.	Type of Reporting Person (See Instructions) IN

*

Represents the aggregate number of shares of common stock of HCA Healthcare, Inc. held by Hercules Holding II and 3,902 shares of common stock of HCA Healthcare, Inc. underlying vested restricted share units held by Mr. Frist which will be delivered to Mr. Frist on the date he ceases to be a member of the Board of Directors of HCA Healthcare, Inc. See Item 4 of the Statement on Schedule 13G/A.

x

The calculation of the foregoing percentage is based on 339,178,300 shares of voting common stock outstanding as of October 31, 2019 as reported in HCA Healthcare, Inc.’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2019 and assumes the shares of common stock of HCA Healthcare, Inc. underlying vested restricted share units held by Mr. Frist are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

CUSIP No. 40412C101

1.	Name of Reporting Person William R. Frist
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 3,958
	6.	Shared Voting Power 69,317,735
	7.	Sole Dispositive Power 3,958
	8.	Shared Dispositive Power 69,317,735
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,319,903*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.4%[x]
12.	Type of Reporting Person (See Instructions) IN

*

Represents the aggregate number of shares of common stock of HCA Healthcare, Inc. held by Hercules Holding II, 56 shares of common stock of HCA Healthcare, Inc. held directly by Mr. Frist, 3,902 shares of common stock of HCA Healthcare, Inc. underlying vested restricted share units held by Mr. Frist which will be delivered to Mr. Frist on the date he ceases to be a member of the Board of Directors of HCA Healthcare, Inc. and an aggregate of 405,658 shares of common stock of HCA Healthcare, Inc. held by Mr. Frist’s spouse, children, certain trusts, a family partnership and a family limited liability company at December 31, 2019. See Item 4 of the Statement on Schedule 13G/A.

x

The calculation of the foregoing percentage is based on 339,178,300 shares of voting common stock outstanding as of October 31, 2019 as reported in HCA Healthcare, Inc.’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2019 and assumes the shares of common stock of HCA Healthcare, Inc. underlying vested restricted share units held by Mr. Frist are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

CUSIP No. 40412C101

1.	Name of Reporting Person Patricia F. Elcan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 41,052
	6.	Shared Voting Power 69,064,044
	7.	Sole Dispositive Power 41,052
	8.	Shared Dispositive Power 69,064,044
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,105,096*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.4%[x]
12.	Type of Reporting Person (See Instructions) IN

*

Represents the aggregate number of shares of common stock of HCA Healthcare, Inc. held by Hercules Holding II, 41,052 shares of common stock of HCA Healthcare, Inc. held directly by Patricia F. Elcan jointly with her spouse and an aggregate of 151,967 shares of HCA Healthcare, Inc. held by Mrs. Elcan’s spouse, children, a family partnership and certain trusts at December 31, 2019. See Item 4 of the Statement on Schedule 13G/A.

x

The calculation of the foregoing percentage is based on 339,178,300 shares of voting common stock outstanding as of October 31, 2019 as reported in HCA Healthcare, Inc.’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2019.

CUSIP No. 40412C101

STATEMENT ON SCHEDULE 13G

This is Amendment No. 9 to the Schedule 13G filed with the Securities and Exchange Commission on February 17, 2009.

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to the original Statement on Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.01 per share (the “Shares”), of HCA Healthcare, Inc. (as successor to HCA Inc.) (the “Issuer”).

Item 1.

(a)	Name of Issuer:

HCA Healthcare, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Park Plaza

Nashville, Tennessee 37203

Item 2.

(a)	Name of Person Filing:

Thomas F. Frist, Jr.

Patricia C. Frist

Thomas F. Frist III

William R. Frist

Patricia F. Elcan

(b)	Address of Principal Business Office, or, if None, Residence:

3100 West End Avenue, Suite 1060

Nashville, TN 37203

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common stock, $0.01 par value per share.

(e)	CUSIP Number:

40412C101

CUSIP No. 40412C101

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Hercules Holding II (“Hercules”) held 68,912,077 Shares as of December 31, 2019, or 20.3%, of the common stock of the Issuer based on 339,178,300 shares of voting common stock outstanding as of October 31, 2019 as reported in HCA Healthcare, Inc.’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2019. The units of Hercules are held by a private investor group, including affiliates of Dr. Thomas F. Frist, Jr. the founder of the Issuer, all of whom are parties to the partnership agreement of Hercules.

Each member of the investment group and its affiliates may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules. However, each such person disclaims membership in any such group and disclaims beneficial ownership of such Shares. Affiliates of Dr. Thomas F. Frist, Jr. collectively have the right under the stockholders’ agreement of the Issuer, dated as of March 9, 2011, to nominate up to two directors of the Issuer.

Dr. Thomas F. Frist, Jr. directly owns 389,855 shares of the Issuer and 72,561.6299 units of Hercules. Dr. Frist may also be deemed to have indirect beneficial ownership in respect of 205,471.4898 units of Hercules, through an indirect pecuniary interest in such units held by his spouse, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Dr. Frist is the trustee of (i) the Thomas F. Frist GST Tax Exempt Trust, (ii) the Patricia Champion Frist May 2018 Grantor Retained Annuity Trust, (iii) the Patricia Champion Frist May 2019 Grantor Retained Annuity Trust and (iv) the Patricia Champion Frist August 2019 Grantor Retained Annuity Trust and may be deemed to be the beneficial owner of the (i) 72,589.0649, (ii) 112,157.3995, (iii) 74,361.90628 and (iv) 104,300.988953 units of Hercules held by these trusts, respectively, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Dr. Frist may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc. by virtue of his position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

Patricia C. Frist directly owns 205,471.4898 units of Hercules and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer by virtue of her ownership in Hercules. Mrs. Frist may also be deemed to have indirect beneficial ownership in respect of 389,855 shares of the Issuer and 72,561.6299 units of Hercules, through an indirect pecuniary interest in such shares and units held by her spouse, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mrs. Frist may also be deemed to be the beneficial owner of the (i) 72,589.0649, (ii) 112,157.3995, (iii) 74,361.90628 and (iv) 104,300.988953 units of Hercules held by (i) the Thomas F. Frist GST Tax Exempt Trust, (ii) the Patricia Champion Frist May 2018 Grantor Retained Annuity Trust, (iii) the Patricia Champion Frist May 2019 Grantor Retained Annuity Trust and (iv) the Patricia Champion Frist August 2019 Grantor Retained Annuity Trust, each of which her spouse serves as trustee, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mrs. Frist may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc. by virtue of her position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

Thomas F. Frist III holds vested restricted share units payable in 3,902 shares of the Issuer which will be delivered to Mr. Frist on the date he ceases to be a member of the Board of Directors of the Issuer. Mr. Frist III may be deemed to have indirect beneficial ownership in respect of 9,496.54 units of Hercules, through an indirect pecuniary interest in such units held by his spouse, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mr. Frist III may be deemed the beneficial owner of the (i) 2,736,579.4372 and (ii) 843,932.423872 units of Hercules held by (i) The Thomas F. Frist III 2018 Annuity Trust I and (ii) the Thomas F. Frist III 2019 Annuity Trust I, each of which he serves as trustee, and the aggregate 28,489.62 units of Hercules held by certain trusts for the benefit of his children, each of which his sister serves as trustee, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Mr. Frist’s spouse is the trustee of (i) the Thomas F. Frist III 2007 Family Trust and (ii) certain trusts for the benefit of his children, and Mr. Frist may therefore be deemed to be the beneficial owner of the (i) 1,033,528.4872 and (ii) 2,348,330.3574, respectively, units of Hercules held by these trusts and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mr. Frist III may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc. by virtue of his position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

William R. Frist holds vested restricted share units payable in 3,902 shares of the Issuer which will be delivered to Mr. Frist on the date he ceases to be a member of the Board of Directors of the Issuer. Mr. Frist directly owns 56 shares of the Issuer and 399,256.72141 units of Hercules. Mr. Frist may also be deemed to have indirect beneficial ownership in respect of 4,128 shares of the Issuer and 78,155.825 units of Hercules, through an indirect pecuniary interest in such shares and units held by his children and his spouse. In addition, Mr. Frist may be deemed the beneficial owner of the 60,678 shares of the Issuer and the 1,147,828.7937 units of Hercules held by the William R. Frist Family Partnership, of which his spouse serves as trustee, the 12,623 shares of the Issuer and the 135,889.7145 units of Hercules held by WRF 2015 II LLC, of which he is an officer and a managing member, and the 328,229 shares of the Issuer and the 6,339,496.070126 units of Hercules held by The William R. Frist 2010 Family Trust, of which he serves as trustee. Mr. Frist may also be deemed the beneficial owner of the (i) 390,598.081454 and (ii) 547,504.813181 units of Hercules held by (i) The William Frist August 2018 GRAT and (ii) The William R. Frist August 2019 GRAT, each of which he serves as trustee, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mr. Frist may also be deemed to be the beneficial owner of the aggregate 3,911,150.4071 units of Hercules held by six trusts for the benefit of his children, each of which his spouse serves as trustee, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Mr. Frist may be deemed the beneficial owner of the (i) 1,225,739.6894 and (ii) 200,644.4012 units of Hercules held by (i) WRF 2015, LLC and (ii) WRF 2015 IV, LLC, respectively, each of which he is an officer and a managing member, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mr. Frist may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc. by virtue of his position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

Patricia F. Elcan directly owns 41,052 shares of the Issuer and 776,573.9641 units of Hercules jointly with her spouse. Mrs. Elcan may also be deemed to have indirect beneficial ownership in respect of 20,005 shares of the Issuer and 674,343.8643 units of Hercules, through an indirect pecuniary interest in such units held by her spouse and her children. Mrs. Elcan’s spouse is the trustee of Patricia F. Elcan Grat III Trust II, and Mrs. Elcan may be deemed to be the beneficial owner of the 23,148 shares of the Issuer and the 437,898.2045 units of Hercules held by such trust. Mrs. Elcan’s spouse is also the trustee of Patricia F. Elcan Grat II Trust I, and Mrs. Elcan may be deemed to be the beneficial owner of the 11,943 shares of the Issuer and the 225,920.9997 units of Hercules held by such trust. Mrs. Elcan may also be deemed to be the beneficial owner of the 22,049 shares of the Issuer and the 417,093.8945 units of Hercules held by Elcan Investment Partnership, of which Mrs. Elcan, her spouse and a trust of which Mrs. Elcan and her spouse serve as co-trustees are the general partners. Mrs. Elcan’s spouse is the trustee of Elcan Children’s Trust, and Mrs. Elcan may be deemed to be the beneficial owner of the 8,495 shares of the Issuer and the 160,712.7998 units of Hercules held by such trust. Mrs. Elcan is the trustee of (i) The Patricia Frist Elcan 2018 Annuity Trust III, (ii) The Patricia Frist Elcan 2019 Annuity Trust I and (iii) The Patricia Frist Elcan 2019 Annuity Trust II and may be deemed to be the beneficial owner of the (i) 613,316.625714, (ii) 1,490,201.9224 and (iii) 1,685,276.63691, respectively, units of Hercules held by these trusts, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mrs. Elcan may be deemed to be the beneficial owner of the 15,196 shares of the Issuer and the 287,472.4247 units of Hercules held by a trust for the benefit of her child of which she serves as trustee. Mrs. Elcan may also be deemed to be the beneficial owner of the aggregate of 51,131 shares of the Issuer and the aggregate of 3,495,991.4752 units of Hercules held by twelve additional grantor retained annuity trusts for the benefit of her children, three of which she serves as trustee and nine of which her spouse serves as trustee. Mrs. Elcan may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc. by virtue of her position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

(b)	Percent of class: See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

CUSIP No. 40412C101

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Affiliates of Dr. Thomas F. Frist, Jr. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares pursuant to the partnership agreement of Hercules Holdings II. See Item 4 above and Item 8 below.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, Hercules Holding II held 68,912,077 shares as of December 31, 2019, or 20.3%, of the Shares of the Issuer. Hercules Holding II is held by a private investor group, including affiliates of Dr. Thomas F. Frist, Jr., the founder of the Issuer. Each such person may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II. However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Shares reported on this Schedule 13G. The table below sets forth the persons that may be deemed to be a member of such group, based solely on information received from such persons:

Affiliates of Dr. Thomas F. Frist, Jr.
Dr. Thomas F. Frist, Jr. Patricia C. Frist Thomas F. Frist III William R. Frist Patricia F. Elcan

Each such person has separately complied with its Schedule 13G reporting obligations with respect to the Issuer.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 40412C101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

/s/ Natalie H. Cline, Attorney-in-Fact
Thomas F. Frist, Jr.

/s/ Natalie H. Cline, Attorney-in-Fact
Patricia C. Frist

/s/ Natalie H. Cline, Attorney-in-Fact
Thomas F. Frist III

/s/ Natalie H. Cline, Attorney-in-Fact
William R. Frist

/s/ Natalie H. Cline, Attorney-in-Fact
Patricia F. Elcan

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by Thomas F. Frist, Jr. on February 17, 2009).

2	Power of Attorney of Thomas F. Frist, Jr. (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Thomas F. Frist, Jr. on April 29, 2008).

3	Power of Attorney of Patricia C. Frist (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Patricia C. Frist on April 29, 2008).

4	Power of Attorney of Thomas F. Frist III (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Thomas F. Frist III on April 29, 2008).

5	Power of Attorney of William R. Frist (incorporated by reference to Exhibit 24.3 to the Form 3 filed by William R. Frist on April 29, 2008).

6	Power of Attorney of Patricia F. Elcan (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Patricia F. Elcan on April 29, 2008).